Exhibit 2.2

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

     AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment ”) is dated as of February 14, 2005, by and among Tut Systems, Inc., a Delaware corporation (“Parent”), Cadillac Merger Sub, a Delaware corporation (“Merger Sub”), and CoSine Communications, Inc., a Delaware corporation (the “Company”).

RECITALS

     A. The parties to this Amendment entered into an Agreement and Plan of Merger dated as of January 7, 2005 (the “Original Agreement”) which provided that, upon the terms and subject to the conditions set forth in the Original Agreement and in accordance with Delaware General Corporation Law (The “DGCL”), Parent and Company would enter into a merger transaction pursuant to which Merger Sub would merge with and into the Company, with the Company continuing after such merger as the surviving corporation and a wholly owned subsidiary of Parent.

     B. The parties to this Amendment desire to amend and restate the Original Agreement, by means of this Amendment, to modify the structure of the merger so that the Company would merge with and into Merger Sub, with Merger Sub continuing after such merger as the surviving corporation and a wholly owned subsidiary of Parent, (the “Merger”).

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree to amend the Original Agreement as follows:

     1. Definitions and Cross References. Unless specified herein, each capitalized term shall have the meaning assigned to it in the Original Agreement and each reference to a Section or Article shall refer to the corresponding Section or Article in the Original Agreement.

     2. Section 1.1. Section 1.1 is amended by replacing the section, in its entirety with the following:

     “Section 1.1 Merger of Company into Merger Sub. At the Effective Time (as defined in Section 1.2) and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation. Merger Sub, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

     3. Section 1.6. Section 1.6 is amended by replacing subsection (d) in its entirety with the following:

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     “(d) Capital Stock of Merger sub. At the Effective Time, each stock certificate representing common stock, $0.01 par value, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.”

     4. Miscellaneous.

     4.1 Continuing Effect. This Amendment shall be effective for all purposes as of the Effective Date. Except as otherwise expressly modified by this Amendment, the Original Agreement shall remain in full force and effect in accordance with its terms.

     4.2 Governing Laws. This Amendment shall be governed by, interpreted and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles.

     4.3 Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed to be an original and together shall be deemed to be one and the same document.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Amendment to the Original Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

TUT SYSTEMS, INC.
By:	/s/ Randall Gausman
Name:
Title:

COSINE COMMUNICATIONS, INC.
By:	/s/ Terry Gibson
Name:
Title:

CADILLAC MERGER SUB, INC.
By:	/s/ Randall Gausman
Name:
Title:

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